Exhibit 23.1




Consent of Independent Accountants



We consent to the incorporation by reference in this Registration Statement on Form S-3 related to the Dividend Reinvestment, Stock Purchase, Resident
Stock Purchase and Employee Stock Purchase Plan to be filed by Home
Properties of New York, Inc. of our report, dated February 3, 1997, on our audits of the consolidated financial statements and financial statement schedule of Home Properties of New York, Inc. as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995, and the period from August 4, 1994 through December 31, 1994 and the combined results of operations and cash flows of the Original Properties for the period January 1, 1994 through August 3, 1994, which report is included in the 1996 Annual Report on Form 10-K. We also consent to the reference to our firm under the caption "Experts".

/s/ Coopers & Lybrand LLP

Rochester, New York
July 7, 1997